UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of April 2010
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:☐ Yes ☑No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated April 27, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  April 28, 2010

Exhibit No.	Description
1.	Press release, dated April 27, 2010.

Exhibit 1

Jinpan International Announces Preliminary First Quarter 2010 Financial Results

--Reiterates Comfort with FY10 Financial Forecast--
--Company to Report 1Q10 Results on May 12, 2010—

Carlstadt, N.J., April 27, 2010 – Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced preliminary financial results for the first quarter ended March 31, 2010.

The Company reported preliminary unaudited net sales for the first quarter of 2010 of $19.6 million, a 39.6% decrease from $32.4 million for the same period last year. Domestic sales accounted for $17.3 million of revenue while international sales represented $2.3 million. First quarter gross margin is expected to be approximately 36.1% which is within the Company’s full year forecast range of 34%-37%. Preliminary first quarter net income and diluted earnings per share are expected to be approximately $1.1 million and $0.07, respectively.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, “Our first quarter performance did not meet our expectations because of lower than expected domestic sales and shipments to a large international OEM customer especially the month of March.

“Domestically, in the first quarter, we faced a more competitive price environment in China. The competitive price environment is primarily due to lower silicon steel prices, a significant component in cast resin transformers, which enabled smaller manufacturers to compete aggressively with Jinpan on price. To meet this competition, we recently adjusted our sales and marketing strategies to better suit this price environment. In addition, we believe that the trend for silicon steel prices for the remainder of the year is to stabilize or to rise, which may lead to an improved price environment.

“Internationally, we made fewer shipments in the first quarter compared to the same period last year.  However, at this time, we do not expect full year demand to decline.  The framework supply agreements we signed with a primary OEM customer indicates a slight increase in demand for 2010. Furthermore, we recently advanced our goal of diversifying our OEM customer base by successfully qualifying with two large international OEMs to supply cast resin transformers, which we expect will beneficially impact our business this year. As we move forward this year, we expect to make further inroads into the OEM market.

“The first quarter has traditionally been the slowest quarter of the year and despite financial performance that was below expectations, we remain confident about our business prospects for the year.  We have backlog of approximately $50 million at the end of March 2010, a 25% increase from the end of 2009 and are comfortable with our projected sales and profit trends for the remainder of the year based on anticipated order patterns from new and existing customers. Consequently, we maintain our previously announced full year 2010 guidance of 10%-15% sales growth over 2009 sales, gross margin of 34%-37%, and net income growth of approximately 2% to 5% over 2009 net income results.”

Jinpan plans to release full financial results on Wednesday, May 12, 2010 after the market closes and will host an earnings conference call at 5:00 p.m. U.S. Eastern Time.  Listeners may access the call by dialing # 1-719-457-2656. A webcast will also be available at www.viavid.net.  A replay of the call will be available through May 26, 2010.  Listeners may access the replay by dialing # 1-719-457-0820, access code: 8817471.

About Jinpan International Ltd.
Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision
Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements.  These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information:

At Jinpan International Ltd.
Mark Du
Chief Financial Officer
(201) 460-8778

At ICR, Inc.:
In China:
Yuening Jiang
+86 10 6599 7965

In U.S.
Brian M. Prenoveau, CFA
(203) 682-8200